Exhibit 7

Statement Regarding Ratio of Earnings to Fixed Charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no mandatory preferred share dividends in any of the periods indicated.

	For the year ended
CHF million, except for ratio	31.12.15	31.12.14	31.12.13	31.12.12	31.12.11
Pre-tax earnings from continuing operations	5,349	2,424	3,287	(1,851)	5,025
Add: Fixed charges	7,052	7,293	8,030	10,688	11,831
Pre-tax earnings before fixed charges	12,401	9,717	11,317	8,836	16,856
Fixed charges:
Interest expense	6,449	6,639	7,351	9,990	11,143
Other[1]	603	653	679	698	688
Total fixed charges	7,052	7,293	8,030	10,688	11,831
Ratio of earnings to fixed charges[2]	1.76	1.33	1.41	0.83[3]	1.42

1 Other fixed charges relate to the interest component of rental expense.   2 A ratio of earnings to combined fixed charges and preference security dividend requirements is not presented as it equals the ratio of earnings to fixed charges.   3 For the year ended 31 December 2012, the ratio of earnings to fixed charges was less than 1.00. The amount by which total fixed charges exceeded pre-tax earnings from continuing operations for this period was CHF 1,851 million.